Bridgewater Place • Post Office Box 352
Grand Rapids, Michigan 49501-0352

Telephone 616 / 336-6000 • Fax 616 / 336-7000 • www.varnumlaw.com

HARVEY KONING	DIRECT DIAL 616/336-6588 E-MAIL hkoning@varnumlaw.com

April 22, 2005

Via EDGAR and Overnight Courier

Mr. Jeffrey B. Werbitt
Attorney-Advisor
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0406

Re:	Pavilion Bancorp, Inc. Schedule TO-I filed April 12, 2005 File No. 005-80654

     Dear Mr. Werbitt:

     Today we filed Amendment No. 1 to Schedule TO with the Securities and Exchange Commission on behalf of our client Pavilion Bancorp, Inc. We have reviewed the comments in your letter dated April 20, 2005, with respect to Pavilion Bancorp, Inc. (“Pavilion” or “the Company”). Set forth below are Pavilion’s responses to the comments as follows (your comments are included in italics):

Offer to Purchase for Cash

Conditions of Our Offer, page 12

1.	Given the current situation in Iraq and Afghanistan, we are concerned that your offer condition regarding the commencement of a war, armed hostilities or other international or national calamity is drafted so broadly and generally as to make it difficult to determine whether it has been “triggered” by events as they occur. More specifically, clarify how this condition should be interpreted, given that there exists currently, armed hostilities and acts of terrorism, directly or indirectly involving the United States. In this regard, we do not see a “material escalation” clause in your conditions section that would provide guidance or other guidance that would objectively verify when this condition is “triggered.”

Grand Haven  •  Grand Rapids  •   Kalamazoo  •   Lansing  •   Milwaukee  •   Novi

Securities and Exchange Commission
April 22, 2005

Response:	We have amended page 12 of the Offer to Purchase to delete the bullet point that previously stated “the commencement of a war, armed hostilities or other international or national calamity involving the United States or any of its territories;”.

Price Range of Shares; Dividends, page 13

2.	We note the reference to closing price of the company’s stock on April 5, 2005. Please advise us as to why you refer to this date rather than a date immediately prior to the commencement of the offer.

Response:	The April 5 date was a recent date prior to our releasing the printer to print the Offer to Purchase. There were no trades on April 6, 7 and 8. We have revised pages iii and 14 of the Offer to Purchase to disclose the April 11, 2005 closing price of $55.00 per share. April 11 is the day immediately preceding the tender offer commencement date of April 12.

Letter of Transmittal

3.	Unless required by state securities laws, please revise your letter of transmittal to remove all representations that may suggest to a stock holder that it is waiving its rights under the federal securities laws. This includes representations that the investor understands or recognizes the terms of this offer. If this is required by state law, please advise.

Response:	Page 3 of the Letter of Transmittal has been amended by deleting the words “The undersigned understands that” from the start of paragraph 5, deleting the words “The undersigned understands that all” from the start of paragraph 6, deleting the words “The undersigned understands that” from the beginning of the second sentence of paragraph 6 and by deleting the words “The undersigned recognizes that” from the start of paragraph 7. These amendments remove all references that the person “understands” or “recognizes” the terms of the Offer.

     We believe that this letter and Pavilion’s amended Schedule TO are responsive to the Staff’s comments. The amended material is readily available to security holders on EDGAR.

     We are also submitting as EDGAR correspondence Pavilion’s statement acknowledging the matters referred to in the “Closing Comments” section of your comment letter.

Securities and Exchange Commission
April 22, 2005

     If you require additional information with respect to our responses, please feel free to contact me by telephone at 616-336-6588 or by facsimile at 616-336-7000.

Sincerely,

Varnum, Riddering, Schmidt & Howlett LLP

Harvey Koning

HK:cll
Response to SEC comment letter (by Pavilion Bancorp)
cc: Pamela Fisher, Pavilion Bancorp, Inc.